                                 [HARDIE LOGO]

                                                                    Exhibit 99.6

                          James Hardie Industries N.V.
                                ARBN 097 829 895



                                   ASX Report

                                30 SEPTEMBER 2002

                           APPENDIX 4B (RULE 4.13(B))

                               HALF YEARLY REPORT

Name of entity

                          JAMES HARDIE INDUSTRIES N.V.
                         INCORPORATED IN THE NETHERLANDS
                    (THE LIABILITY OF THE MEMBERS IS LIMITED)

INCORPORATED IN THE NETHERLANDS (THE LIABILITY OF THE MEMBERS IS LIMITED)

                                                           Half year/financial year ended
   ARBN            Half yearly     Preliminary final       ('current period')
   ----            -----------     -----------------       ------------------
097 829 895             X                                       30-SEPTEMBER-02


FOR ANNOUNCEMENT TO THE MARKET

                                                                     US$ MILLION

Sales revenue (item 1.23)                                                                    Up 34.1% to                407.8

Revenues from ordinary activities (item 1.1)                                                 Up 34.3% to                410.2

Profit (loss) from continuing, ordinary operations after tax (item 1.7a)                     Up 229.8% to                46.5

Profit (loss) from discontinued operations after tax (item 1.7b)                             Up $58.6 million to         54.0

Profit (loss) from ordinary activities after tax attributable to members
(item 1.22)                                                                                  Up 957.9% to               100.5

Profit (loss) from extraordinary items after tax attributable to members
(item 2.5)                                                                                   Gain (loss) of                --

Net profit (loss) for the period attributable to members (item 1.11)                         Up 957.9% to               100.5


                                                               Amount per security                Franked amount per
DIVIDENDS (DISTRIBUTIONS)                                            cents                            security
-------------------------                                            -----                            --------
Final dividend (Preliminary final report only - item 15.4)                  --                              --
Interim dividend (Half yearly report only - item 15.6)
      - Declared September 2002                                    US 5.0 (cent)                            --
      - Declared November 2002                                     US 2.5 (cent)                            --
                                                                   ------------
      Total                                                        US 7.5 (cent)                            --

Previous corresponding period
Final dividend (Preliminary final report - item 15.5)                       --                              --
Interim dividend (Half yearly report only - item 15.7)                      --                              --

Record date for determining entitlements to the
dividend, (in the case of a trust, distribution)
(see item 15.2)                                                  14 January 2003


Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

                                 Not applicable

                          JAMES HARDIE INDUSTRIES N.V.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

                                                                                             Previous                   Previous
                                                                               Current     corresponding   Current    corresponding
                                                                                period        period        period       period
                                                                               30 Sep 02     30 Sep 01    30 Sep 02    30 Sep 01
                                                                              US$ MILLION   US$ MILLION   A$ million   A$ million
                                                                              -----------   -----------   ----------   ----------
1.0a      Sales revenue (see item 1.23)                                           407.8         304.1        742.0        592.3

1.0b      Other revenues from ordinary activities (see items 1.24-- 1.25)           2.4           1.4          4.4          2.7

1.1       Revenues from ordinary activities (see items 1.23-- 1.25)               410.2         305.5        746.4        595.0

1.2       Expenses from ordinary activities (see items 1.26a-- 1.26e)            (335.4)       (275.7)      (610.2)      (537.0)

1.3       Borrowing costs (excluding interest revenue-- item 1.24)                 (7.8)        (10.8)       (14.2)       (21.0)

1.4       Share of net profits (losses) of associates and joint venture
          entities (see item 16.7)                                                   --            --           --           --
                                                                                 ------        ------       ------       ------

1.5       PROFIT (LOSS) FROM CONTINUING, ORDINARY ACTIVITIES BEFORE TAX            67.0          19.0        122.0         37.0

1.6       Income tax on continuing ordinary activities                            (20.5)         (4.9)       (37.3)        (9.5)
                                                                                 ------        ------       ------       ------

1.7a      PROFIT (LOSS) FROM CONTINUING, ORDINARY ACTIVITIES AFTER TAX             46.5          14.1         84.7         27.5

1.7b      Profit (loss) from ordinary activities of discontinued operations
          after tax                                                                54.0          (4.6)        98.3         (9.0)
                                                                                 ------        ------       ------       ------

1.7c      PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX                        100.5           9.5        183.0         18.5

1.8a      Profit (loss) from extraordinary items after tax (see item 2.5)            --            --           --           --

1.8b      Cumulative effect of a change in accounting principle after tax            --            --           --           --
                                                                                 ------        ------       ------       ------

1.9       NET PROFIT (LOSS)                                                       100.5           9.5        183.0         18.5

1.10      Net profit (loss) attributable to outside equity interests                 --            --           --           --
                                                                                 ------        ------       ------       ------

1.11      NET PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO MEMBERS                100.5           9.5        183.0         18.5
                                                                                 ------        ------       ------       ------


          NON-OWNER TRANSACTION CHANGES IN EQUITY

1.12      Increase (decrease) in revaluation reserves                                --            --

1.13      Net exchange differences recognized in equity                            14.7          (4.9)

1.14a     Stock compensation                                                        1.1           0.6
1.14b     Employee loans                                                            0.1           2.4
1.14c     Unrealised transition loss on derivative instruments classified as
          cash flow hedges                                                           --          (4.9)
1.14d     Amortization of unrealised transition loss on derivative
          instruments                                                               0.6           0.5
1.14e     Net unrealised gains on available-for-sale securities                     0.1           1.3

1.15      Initial adjustments from UIG transitional provisions                      N/A           N/A
                                                                                 ------        ------
1.16      Total transactions and adjustments recognized directly in
          equity (items 1.12  to 1.15)                                             16.6          (5.0)
                                                                                 ------        ------

1.17      TOTAL CHANGES IN EQUITY NOT RESULTING FROM TRANSACTIONS

          WITH OWNERS AS OWNERS                                                   117.1           4.5
                                                                                 ------        ------

          EARNINGS PER SECURITY (EPS)

1.18      Basic EPS                                                                0.22          0.02

1.19      Diluted EPS                                                              0.22          0.02

                          JAMES HARDIE INDUSTRIES N.V.

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

                                                                                                                      Previous
                                                                                                    Current         corresponding
                                                                                                    period             period
                                                                                                   30 Sep 02          30 Sep 01
                                                                                                  US$ million        US$ million
                                                                                                  -----------        -----------
1.20       Profit (loss) from ordinary activities after tax (item 1.7c)                               100.5               9.5

1.21       Less (plus) outside equity interests                                                          --                --

                                                                                                  -----------        -----------
1.22       PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX, ATTRIBUTABLE TO MEMBERS                  100.5               9.5
                                                                                                  -----------        -----------

           REVENUE AND (EXPENSES) FROM CONTINUING, ORDINARY ACTIVITIES

                                                                                                                      Previous
                                                                                                   Current          corresponding
                                                                                                    period             period
                                                                                                   30 Sep 02         30 Sep 01
                                                                                                  US$ million        US$ million
                                                                                                  -----------        -----------
1.23       Revenues from sales or services                                                            407.8             304.1

1.24       Interest revenue                                                                             2.4               1.4

1.25       Other relevant revenue                                                                        --                --

1.26a      Cost of goods sold                                                                        (260.3)           (202.5)

1.26b      Selling, general and administrative expenses                                               (67.5)            (54.3)

1.26c      Research and development expenses                                                           (7.7)             (7.1)

1.26d      Restructuring and other operating expenses                                                    --             (11.1)

1.26e      Other income (expense), net                                                                  0.1              (0.7)

1.27       Depreciation and amortisation excluding amortization of intangibles (included
           in items 1.26a & 1.26b)                                                                    (13.4)            (11.8)

           CAPITALIZED OUTLAYS

1.28       Interest costs capitalized in asset values                                                   0.7               3.4

1.29       Outlays capitalized in intangibles (unless arising from an acquisition of a business)         --                --

           CONSOLIDATED RETAINED PROFITS

                                                                                                                      Previous
                                                                                                    Current         corresponding
                                                                                                    period             period
                                                                                                   30 Sep 02          30 Sep 01
                                                                                                  US$ million        US$ million
                                                                                                  -----------        -----------
1.30       Retained profits (accumulated losses) at the beginning of the financial period             (94.8)           (103.8)

1.31       Net profit (loss) attributable to members (item 1.11)                                      100.5               9.5

1.32       Net transfers from (to) reserves                                                              --                --

1.33       Net effect of changes in accounting policies                                                  --                --

1.34       Dividends and other equity distributions paid or payable                                   (22.8)            (20.3)
                                                                                                  -----------        -----------
1.35       RETAINED PROFITS (ACCUMULATED LOSSES) AT END OF FINANCIAL PERIOD                           (17.1)           (114.6)
                                                                                                  -----------        -----------

                          JAMES HARDIE INDUSTRIES N.V.

INTANGIBLE AND EXTRAORDINARY ITEMS

                                                                                  CONSOLIDATED
                                                                      Current period to 30 September 2002
                                              ----------------------------------------------------------------------------------
                                                Before Tax         Related Tax          Related outside          Amount (after
                                                                                       +equity interests       tax) attributable
                                                                                                                   to members
                                              US$ million (a)     US$ million (b)        US$ million (c)         US$ million (d)
                                              ---------------     ---------------        ---------------         ---------------
2.1       Amortisation of goodwill                   --                  --                    --                      --

2.2       Amortisation of other intangibles         0.1                  --                    --                     0.1

2.3       TOTAL AMORTISATION OF INTANGIBLES         0.1                  --                    --                     0.1

2.4       Extraordinary items                        --                  --                    --                      --

2.5       TOTAL EXTRAORDINARY  ITEMS                 --                  --                    --                      --

                                                                                                                     Previous
                                                                                                                  corresponding
COMPARISON OF HALF YEAR PROFITS                                                               Current period          period
                                                                                                 30 Sep 02           30 Sep 01
                                                                                                US$ million         US$ million
                                                                                                -----------         -----------
(Preliminary final report only)

3.1       Consolidated profit (loss) from ordinary activities after tax attributable to
          members reported for the 1st half year (item 1.22 in the half yearly report)               --                   --
                                                                                                  -----                -----
3.2       Consolidated profit (loss) from ordinary activities after tax attributable to
          members for the 2nd half year                                                              --                   --
                                                                                                  -----                -----

                          JAMES HARDIE INDUSTRIES N.V.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                  At end of   As shown in  As in last     At end     As shown in  As in last
                                                   current    last annual  half yearly  of current   last annual  half yearly
                                                   period       report       report       period       report       report
                                                  30 Sep 02    31 Mar 02    30 Sep 01    30 Sep 02    31 Mar 02   30 Sep 01
                                                 US$ million  US$ million  US$ million   A$ million  A$ million   A$ million
                                                 -----------  -----------  -----------   ----------  ----------   ----------
       CURRENT ASSETS
4.1    Cash                                          321.8        31.1         86.4         591.0        58.5        176.4
4.2    Receivables                                    86.6        80.3         65.9         159.1       151.0        134.5
4.3    Investments                                      --          --           --            --          --           --
4.4    Inventories                                    50.6        65.4         67.7          92.9       123.0        138.2
4.5    Tax assets                                     22.5        32.5         32.9          41.3        61.1         67.2
4.6a   Other - prepayments                             7.3         7.2         12.8          13.4        13.5         26.1
4.6b   Other - net current assets of
       discontinued operations                          --        21.6         18.9            --        40.6         38.7
                                                    ------      ------      -------       -------    --------     --------
4.7    TOTAL CURRENT ASSETS                          488.8       238.1        284.6         897.7       447.7        581.1
                                                    ------      ------      -------       -------    --------     --------

       NON-CURRENT ASSETS
4.8    Receivables                                     5.7         5.5          5.5          10.5        10.3         11.2
4.9    Investments (equity accounted)                   --          --           --            --          --           --
4.10   Other investments                               6.6         6.7          7.6          12.1        12.6         15.5
4.11   Inventories                                      --          --           --            --          --           --
4.12   Exploration and evaluation expenditure
       capitalised                                      --          --           --            --          --           --
4.13   Development properties (mining entities)         --          --           --            --          --           --
4.14   Other Property, plant, equipment (net)        463.4       451.0        416.6         851.1       848.2        850.5
4.15   Intangibles (net)                               3.3         3.6          3.0           6.1         6.8          6.1
4.16   Tax assets                                      2.1         5.5          5.3           3.9        10.3         10.8
4.17a  Other - prepaid pension                         9.3         8.9          8.4          17.1        16.7         17.1
4.17b  Other - net non-current assets of
       discontinued operations                          --       194.2        208.2            --       365.3        425.2
                                                    ------      ------      -------       -------    --------     --------
4.18   TOTAL NON-CURRENT ASSETS                      490.4       675.4        654.6         900.8     1,270.2      1,336.4
                                                    ------      ------      -------       -------    --------     --------
4.19   TOTAL ASSETS                                  979.2       913.5        939.2       1,798.5     1,717.9      1,917.5
                                                    ------      ------      -------       -------    --------     --------

       CURRENT LIABILITIES
4.20a  Payables                                       74.3        59.7         50.1         136.5       112.3        102.3
4.20b  Book overdraft                                   --          --          1.1            --          --          2.2
4.20c  Dividends payable                              22.8          --           --          41.9          --           --
4.21   Interest bearing liabilities                    6.1         4.9         59.1          11.2         9.2        120.7
4.22   Tax liabilities                                36.0        18.2          2.5          66.1        34.2          5.1
4.23   Provisions exc. tax liabilities                36.4        40.3         26.7          66.9        75.8         54.5
4.24   Other - net current liabilities of
       discontinued operations                          --          --           --            --          --           --
                                                    ------      ------      -------       -------    --------     --------
4.25   TOTAL CURRENT LIABILITIES                     175.6       123.1        139.5         322.6       231.5        284.8
                                                    ------      ------      -------       -------    --------     --------

       NON-CURRENT LIABILITIES
4.26   Payables                                         --          --           --            --          --           --
4.27   Interest bearing liabilities                  225.0       325.0        323.0         413.2       611.3        659.4
4.28   Tax liabilities                                32.7        23.0         39.8          60.1        43.3         81.3
4.29a  Provisions exc. tax liabilities                27.6        21.8         20.9          50.7        41.0         42.6
4.29b  Liability to Medical Research &
       Compensation Foundation                        51.4        50.2         49.4          94.4        94.4        100.9
4.30   Other - net non-current liabilities
       - discontinued operations                        --          --           --            --          --           --
                                                    ------      ------      -------       -------    --------     --------
4.31   TOTAL NON-CURRENT LIABILITIES                 336.7       420.0        433.1         618.4       790.0        884.2
                                                    ------      ------      -------       -------    --------     --------
4.32   TOTAL LIABILITIES                             512.3       543.1        572.6         941.0     1,021.5      1,169.0
                                                    ------      ------      -------       -------    --------     --------
4.33   NET ASSETS                                    466.9       370.4        366.6         857.5       696.4        748.5
                                                    ------      ------      -------        ------    --------     --------

       EQUITY
4.34   Capital/contributed equity                    534.8       531.5        538.9
4.35a  Accumulated other comprehensive income
       (loss)                                        (46.1)      (61.5)       (52.2)
4.35b  Employee loans                                 (4.7)       (4.8)        (5.5)
4.36   Retained profits (Accumulated losses)         (17.1)      (94.8)      (114.6)
                                                    ------      ------      -------
4.37   EQUITY ATTRIBUTABLE TO MEMBERS OF THE
       PARENT ENTITY                                 466.9       370.4        366.6
4.38   Outside equity interests in controlled
       entities                                         --          --           --
                                                    ------      ------      -------
4.39   TOTAL EQUITY                                  466.9       370.4        366.6
                                                    ------      ------      -------

4.40   Preference capital included as part
       of 4.37                                          --          --           --
                                                    ------      ------      -------

                              JAMES HARDIE INDUSTRIES N.V.

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

                                                                                                Previous
                                                                                              corresponding
                                                                            Current period       period
                                                                              30 Sep 02         30 Sep 01
                                                                             US$ million       US$ million
                                                                             -----------       -----------
5.1       Opening balance                                                          --               --

5.2       Expenditure incurred during current period                               --               --

5.3       Expenditure written off during current period                            --               --

5.4       Acquisitions, disposals, revaluation increments, etc.                    --               --

5.5       Expenditure transferred to Development Properties                        --               --

5.6       CLOSING BALANCE AS SHOWN IN THE CONSOLIDATED

          BALANCE SHEET (item 4.12)                                                --               --




DEVELOPMENT PROPERTIES

To be completed only by entities with mining interests if amounts are material.

                                                                                                Previous
                                                                                              corresponding
                                                                            Current period       period
                                                                               30 Sep 02        30 Sep 01
                                                                              US$ million      US$ million
                                                                              -----------      -----------
6.1       Opening balance                                                          --              --

6.2       Expenditure incurred during current period                               --              --

6.3       Expenditure transferred from exploration and evaluation                  --              --

6.4       Expenditure written off during current period                            --              --

6.5       Acquisitions, disposals, revaluation increments, etc.                    --              --

6.6       Expenditure transferred to mine properties                               --              --

6.7       CLOSING BALANCE AS SHOWN IN THE CONSOLIDATED

          BALANCE SHEET (item 4.13)                                                --              --

                          JAMES HARDIE INDUSTRIES N.V.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                              Previous                   Previous
                                                                                Current     corresponding   Current    corresponding
                                                                                 period        period        period       period
                                                                                30 Sep 02     30 Sep 01    30 Sep 02     30 Sep 01
                                                                               US$ million   US$ million   A$ million    A$ million
                                                                               -----------   -----------   ----------    ----------
          CASH FLOWS RELATED TO OPERATING ACTIVITIES
7.1a      Net Income                                                              100.5           9.5         183.0           18.5
          Adjustments to reconcile net income to net cash provided
            by operating activities:
7.2a      (Gain)/Loss on disposal of subsidiaries and business                    (50.8)           --         (92.4)            --
7.3a      Depreciation and amortization                                            14.5          20.2          26.4           39.3
7.4a      Deferred income taxes                                                    (8.0)          1.0         (14.6)           1.9
7.5a      Prepaid pension cost                                                     (0.2)          0.4          (0.4)           0.8
7.6a      Tax benefit from stock options exercised                                  0.6            --           1.1             --
7.6b      Other                                                                     0.5           1.7           0.9            3.3
          Changes in operating assets/liabilities:
7.7a      Accounts receivable, prepaids, and other current assets                 (12.4)        (18.4)        (22.6)         (35.8)
7.8a      Inventories                                                              13.4           4.7          24.4            9.2
7.8b      Accounts payable, accrued liabilities and other liabilities              14.5          (2.8)         26.4           (5.5)
                                                                                 ------         -----        ------         ------
7.9       NET OPERATING CASH FLOWS                                                 72.6          16.3         132.2           31.7
                                                                                 ------         -----        ------         ------
          CASH FLOWS RELATED TO INVESTING ACTIVITIES

7.10      Payment for purchases of property, plant and equipment                  (24.0)        (40.1)        (43.7)         (78.1)

7.11      Proceeds from sale of property, plant and equipment                        --           0.2            --            0.4

7.12      Payment for purchases of equity investments and businesses                 --            --            --             --

7.13      Proceeds from sale of equity investments and businesses                 334.5           3.3         608.7            6.4

7.14      Loans to other entities                                                    --            --            --             --

7.15      Loans repaid by other entities                                            0.1           3.3           0.2            6.4

7.16      Other (Cash transferred and costs of Medical Research Foundation)          --            --            --             --
                                                                                 ------         -----        ------         ------
7.17      NET INVESTING CASH FLOWS                                                310.6         (33.3)        565.2          (64.9)
                                                                                 ------         -----        ------         ------
          CASH FLOWS RELATED TO FINANCING ACTIVITIES

7.18      Proceeds from issues of securities (shares, options, etc)                 2.2         101.3           4.0          197.3

7.19      Proceeds from borrowings                                                  4.4          27.2           8.0           53.0

7.20      Repayment of borrowings                                                (100.0)        (79.6)       (182.0)        (155.0)

7.21      Dividends paid                                                             --         (20.2)           --          (39.3)

7.22      Other - Repayments of capital                                              --            --            --             --
                                                                                 ------         -----        ------         ------
7.23      NET FINANCING CASH FLOWS                                                (93.4)         28.7        (170.0)          56.0
                                                                                 ------         -----        ------         ------
7.24      NET INCREASE (DECREASE) IN CASH HELD                                    289.8          11.7         527.4           22.8

7.25      Cash at beginning of period                                              31.1          75.1          58.5          153.3
          (see Reconciliation of cash)

7.26      Exchange rate adjustments to item 7.25                                    0.9          (0.4)          5.1            0.3
                                                                                 ------         -----        ------         ------
7.27      CASH AT END OF PERIOD                                                   321.8          86.4         591.0          176.4
                                                                                 ------         -----        ------         ------
          (see Reconciliation of cash)

                                  JAMES HARDIE INDUSTRIES N.V.

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.


                                 Not applicable


RECONCILIATION OF CASH

                                                                                                           Previous
                                                                                      Current            corresponding
          Reconciliation of cash at the end of the period (as shown                    period               period
          in the consolidated statement of cash flows) to the related                 30 Sep 02            30 Sep 01
          items in the accounts is as follows:                                       US$ million          US$ million
          ------------------------------------                                       -----------          -----------
8.1       Cash on hand and at bank                                                        17.0                  5.6

8.2       Deposits at call                                                               304.8                 80.8

8.3       Bank overdraft (excluded from reconciliation under US GAAP)                       --                   --

8.4       Other (provide details)                                                           --                   --
                                                                                         -----                 ----
8.5       TOTAL CASH AT END OF PERIOD  (item 7.27)                                       321.8                 86.4
                                                                                         -----                 ----

                                                                                                         Previous
                                                                                      Current          corresponding
RATIOS                                                                                 period              period
                                                                                     30 Sep 02            30 Sep 01
                                                                                     ---------            ---------
          PROFIT BEFORE TAX / REVENUE
9.1       Consolidated operating profit (loss) from continuing,
          ordinary activities before tax (item 1.5) as a percentage                       16.3%                 6.2%
          of revenue (item 1.1)
                                                                                         -----                 ----
          PROFIT AFTER TAX / EQUITY INTERESTS
9.2       Consolidated net profit (loss) from ordinary activities after tax
          attributable to members (item 1.11) as a percentage of equity                   21.5%                2.6%
          (similarly attributable) at the end of the period (item 4.37)
                                                                                         -----                 ----


EARNINGS PER SECURITY (EPS)

10.1      Calculation of the following in accordance
          with SFAS 128: Earnings per Share                                             US$                  US$
          (a) Basic EPS                                                                  $0.22                $0.02

          (b) Diluted EPS (if materially different from (a))                             $0.22                $0.02

          (c) Weighted average number of ordinary shares
          outstanding during the period used in the calculation of
          the Basic EPS                                                            456,152,613          425,716,437

          (d) Weighted average number of ordinary shares
          outstanding during the period used in the calculation of
          the Diluted EPS                                                          458,583,318          425,983,907

                          JAMES HARDIE INDUSTRIES N.V.

                                                                                           Previous
                                                                                         corresponding
NTA BACKING                                                   Current period                period
                                                                 30 Sep 02                30 Sep 01
                                                                    US$                       US$
                                                                    ---                       ---
11.1     Net tangible asset backing per ordinary security           $0.96                   $0.65
                                                                    -----                   -----

DISCONTINUING OPERATIONS

                                                                                        Previous
                                                                                     corresponding
                                                               Current period            period
                                                                 30 Sep 02              30 Sep 01
12.1     Discontinuing Operations (USGAAP)                      US$ million           US$ million
                                                                -----------           -----------
         Gypsum
           Net sales                                                  --                  118.6


           Income (loss) before income taxes                          --                   (7.9)
           Income tax benefit (expense)                               --                    3.3
                                                                   -----                  -----
           Net Income (loss)                                          --                   (4.6)
                                                                   -----                  -----
         Gain (loss) on disposal, net of income taxes               54.0                     --
                                                                   -----                  -----
         Income (loss) from discontinued operations                 54.0                   (4.6)
                                                                   =====                  ======

Gypsum

On 13 March 2002, the Company announced that it had signed an agreement to sell its US-based Gypsum operations to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $83.0 million represented the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million and income from operations from 1 April through 25 April 2002 of $1.6 million. The sale resulted in an income tax expense of $28.4 million. In the second quarter of fiscal year 2003, the initial estimated tax expense of $30.1 million was reduced by $1.7 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

Windows

On 15 August 2000, the Company approved a plan to dispose of its Windows business. For the year ended 31 March 2001, the Company recorded a loss on disposal of $17.4 million, net of an income tax benefit of $0.6 million. This loss on disposal consisted of $17.2 million for a write down of assets to their expected net realisable value on disposal and transaction costs expected to be incurred on disposal. At 31 March 2001, operating losses from 15 August 2000 to the final disposal date were estimated at $0.8 million and were included in fiscal year 2001's loss on disposal for the Windows segment. During the second quarter of fiscal year 2002, the total estimated operating losses net of tax from 15 August 2000 to the final disposal date were increased by $0.3 million.

Building Services

In the second quarter of fiscal year 2003, the Company recorded a loss of $0.6 million, net of an income tax benefit of $0.4 million relating to its Building Services business which was disposed of in November 1996. The loss consisted of expenses of $0.5 million and a $0.5 million write down of an outstanding receivable that was retained as part of the sale.

                          JAMES HARDIE INDUSTRIES N.V.

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

                                                                                                        ----------------------------
13.1      Name of entity (or group of entities)                                                         Not applicable

                                                                                                        ----------------------------
13.2      Consolidated profit (loss) from ordinary activities and extraordinary items after tax of
          the entity (or group of entities) since the date in the current period on which control       Not applicable
          was acquired
                                                                                                        ----------------------------

13.3      Date from which such profit has been calculated                                               Not applicable

                                                                                                        ----------------------------
13.4      Profit (loss) from ordinary activities and extraordinary items after tax of the controlled
          entity (or group of entities) for the whole of the previous corresponding period              Not applicable

                                                                                                        ----------------------------

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT


                                                                                                   ---------------------------------
14.1      Name of entity (or group of entities)                                                        James Hardie Gypsum, Inc.
                                                                                                   Western Mining and Minerals, Inc.

                                                                                                   ---------------------------------

                                                                                                        ----------------------------
14.2      Consolidated profit (loss) from ordinary activities and extraordinary items after tax of
          the controlled entity (or group of entities) for the current period to the date of loss of       Pre-tax US$1.6 million
          control                                                                                          Tax     US$0.6 million
                                                                                                           ------------------------
                                                                                                           After-tax US$1.0 million

                                                                                                        ----------------------------

14.3      Date to which the profit (loss) in item 14.2 has been calculated                                   25 April 2002

                                                                                                        ----------------------------
14.4      Consolidated profit (loss) from ordinary activities and extraordinary items after tax of
          the controlled entity (or group of entities) while controlled during the whole of the             US$(4.6) million
          previous corresponding period

                                                                                                        ----------------------------

14.5      Contribution to consolidated profit (loss) from ordinary activities and extraordinary             US$53.6 million
          items from sale of interest leading to loss of control
                                                                                                        ----------------------------

DIVIDENDS

                                                                                                        ----------------------------

15.1      Date the dividend (distribution) is payable                                                       30 January 2003

                                                                                                        ----------------------------

15.2      Record Date to determine entitlements to the dividend (distribution) (ie, on the basis        ----------------------------
          of proper instruments of transfer received by the Company's registrar by 5:00 pm if
          securities are not CHESS approved, or security holding balances established by                    14 January 2003
          5:00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)

          The Company registrar is Computershare Investor Services Pty Ltd at Level 3,
          60 Carrington Street, Sydney NSW, Australia

          As the Company is incorporated in The Netherlands it is required to withhold 25% withholding tax from dividends. However, only 15% withholding tax will be withheld for eligible Australian holders who lodge a completed Company Declaration Form A with the Company's registrar by 5:00 pm on Record Date, 14 January 2003. Information on withholding tax can be found on the Company's website, www.jameshardie.com.au

          The Australian equivalent of US 2.5 cents will be announced on 15
          January 2003.
                                                                                                        ----------------------------

                                                                                                        ----------------------------
15.3      If it is a final dividend, has it been declared ?                                             Not Applicable
          (Preliminary final report only)
                                                                                                        ----------------------------

                           JAMES HARDIE INDUSTRIES N.V.

AMOUNT PER SECURITY


                                                                        Amount per            Franked             Amount per
                                                                         security            amount per       security of foreign
                                                                           cents              security          source dividend
                                                                        ------------         ----------       -------------------
              (Preliminary final report only)
15.4        FINAL DIVIDEND:                 Current Year                    N/A                  N/A                   N/A

15.5                                        Previous Year                   N/A                  N/A                   N/A
              (Half yearly and preliminary final reports)
15.6        INTERIM DIVIDEND:               Current Year:
                Declared September 2002                                 US 5.0(cent)             --                     --
                Declared November 2002                                  US 2.5(cent)             --                     --
                                                                        ------------         ----------       -------------------
            Total                                                       US 7.5(cent)             --                     --

15.7                                        Previous Year                    --                  --                     --


TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
  (Preliminary final report only)

                                                    Current year                  Previous year
                                                    ------------                  -------------
15.8        Ordinary securities                         --                              --

15.9        Preference securities                       --                              --


HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES OR PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

                                                                                                                       Previous
                                                                                                                     corresponding
                                                                                    Current period                      period
                                                                                       30 Sep 02                       30 Sep 01
                                                                                      US$ million                     US$ million
                                                                                      -----------                     -----------
15.10       Ordinary securities
                Declared September 2002                                                   22.8                             --
                Declared November 2002                                                    11.4                             --
                                                                                         -----                           ----
                    Total                                                                 34.2                             --

15.11       Preference securities                                                           --                             --

15.12       Other equity instruments                                                        --                             --
                                                                                         -----                           ----
15.13       TOTAL                                                                         34.2                             --
                                                                                         -----                           ----


The dividend or distribution plans shown below are in operation

            Not applicable


The last date(s) for receipt of election notices for the dividend or distribution plans

            Not applicable


Any other disclosures in relation to dividends (distributions)

    (i)     It is anticipated that future dividends will be unfranked.

                          JAMES HARDIE INDUSTRIES N.V.

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

                                                                                                         Previous
                                                                                                       corresponding
                                                                               Current period             period
GROUP'S SHARE OF ASSOCIATES' AND JOINT VENTURE ENTITIES:                          30 Sep 02              30 Sep 01
                                                                                 US$ million            US$ million
                                                                                 -----------            -----------
16.1       Profit (loss) from ordinary activities before income tax                  --                      --

16.2       Income tax on ordinary activities                                         --                      --
                                                                                 ------                  ------
16.3       PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX                   --                      --

16.4       Extraordinary items net of tax                                            --                      --
                                                                                 ------                  ------
16.5       NET PROFIT (LOSS)                                                         --                      --

16.6       Adjustments                                                               --                      --
                                                                                 ------                  ------
16.7       SHARE OF NET PROFIT (LOSS) OF ASSOCIATES AND JOINT
           VENTURE ENTITIES                                                          --                      --
                                                                                 ------                  ------

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES

The economic entity has an interest (that is material to it) in the following entities:

                                           Percentage of ownership interest                   Contribution to net profit
                                           held at end of period or date of                        (loss) (item 1.9)
NAME OF ENTITY                                        disposal
-------------------------------       ----------------------------------------           -------------------------------------
                                                                   Previous                                        Previous
                                                                 corresponding                                   corresponding
17.1       EQUITY ACCOUNTED           Current period                period                Current period            period
           ASSOCIATED AND JOINT         30 Sep 02                  30 Sep 01                30 Sep 02              30 Sep 01
           VENTURE ENTITIES                 %                          %                   US$ million            US$ million
           --------------------       -----------                 -----------              -----------            -----------


           --------------------       -----------                 -----------              -----------            -----------

17.2       TOTAL                            --                         --                          --                    --
                                        ------                     ------                      ------                ------
17.3       Other material
           interests
                                        ------                     ------                      ------                ------
17.4       TOTAL                            --                         --                          --                    --
                                        ------                     ------                      ------                ------

                          JAMES HARDIE INDUSTRIES N.V.

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

                  CATEGORY OF SECURITIES                   Total Number       Number quoted       Issue price        Amount paid
                                                                                                  per security          up per
                                                                                                       A$            security A$
                  ----------------------                   ------------       -------------       -----------        -----------
18.1        PREFERENCE SECURITIES                                   --                   --             --                     --

18.2        Changes during current period
            (a) Increases through issues
            (b) Decreases through returns of
                capital, buybacks, redemptions                      --                   --             --                     --

18.3        ORDINARY SECURITIES

            Ordinary Shares                                456,516,345          456,516,345          N/A                     N/A

18.4        Changes during current period
            (a) Increases through issues                     1,077,826            1,077,826         A$3.74                 A$3.74
            (b) Decreases through returns of
                capital, buybacks                                   --                   --             --                     --

18.5        CONVERTIBLE DEBT SECURITIES
                                                                    --                   --             --                     --

18.6        Changes during current period
            (a) Increases through issues
            (b) Decreases through securities
                matured, converted                                  --                   --             --                     --


18.7        OPTIONS                                                                               Exercise                Expiry
                                                                                                    Price                   Date
                                                                                                    -----                   ----
            Options over Ordinary Shares

            PD Macdonald                                     1,200,000                   --         A$3.77                 Nov-09
            PD Macdonald                                       624,000                   --         A$5.35                 Jul-11
            KMEIP November 1999                              1,313,699                   --         A$3.72                 Nov-09
            KMEIP November 2000                              2,385,717                   --         A$3.68                 Nov-10
            2001 Equity Incentive Plan                       3,361,195                   --         A$5.65                 Dec-11
            PD Macdonald                                     1,950,000                   --         A$6.30                 Jul-12

18.8        Issued during current period

            PD Macdonald                                     1,950,000                   --         A$6.30                 Jul-12

18.9        Exercised during current period                  1,061,626                              A$3.70                   N/A

18.10       Expired during current period                    1,023,325                   --         A$5.23                   N/A

18.11       DEBENTURES                                              --                   --

18.12       Changes during current period
            (a) Increases through issues
            (b) Decreases through securities
                matured, converted                                  --                   --

18.13       UNSECURED NOTES                                         --                   --

18.14       Changes during current period
            (a) Increases through issues
            (b) Decreases through securities
                matured, converted                                  --                   --


                      JAMES HARDIE INDUSTRIES N.V.

SEGMENT INFORMATION US$ MILLION

                                                                               PROFIT/(LOSS) BEFORE
                                                          SALES                  TAX AND ABNORMALS           TOTAL ASSETS
                                                  ---------------------       ----------------------     ----------------------
                                                   6 MTHS       6 mths         6 MTHS        6 mths
                                                  30.09.02     30.09.01       30.09.02      30.09.01     30.09.02      31.03.02
                                                  --------     --------       --------      --------     --------      --------
INDUSTRY SEGMENTS
USA Fibre Cement                                   307.2         225.3          79.5          52.4         419.6         420.3
Asia Pacific Fibre Cement                           96.7          76.8          17.2          10.0         151.7         147.6
Research & Development                                --            --          (5.4)         (4.6)           --            --
Other Fibre Cement                                   3.9           1.5          (4.3)         (4.4)         45.4          45.5
                                                   -----         -----         -----         -----         -----         -----
Segments total                                     407.8         303.6          87.0          53.4         616.7         613.4
General Corporate                                     --           0.5         (14.7)        (24.3)        362.5          84.3
Interest                                              --            --          (5.4)         (9.4)           --            --
Other income (expense)                                --            --           0.1          (0.7)           --            --
                                                   -----         -----         -----         -----         -----         -----
Worldwide total from continuing operations         407.8         304.1          67.0          19.0         979.2         697.7
                                                   =====         =====         =====         =====
Discontinued operations                                                                                       --         215.8
                                                                                                           -----         -----
Worldwide total                                                                                            979.2         913.5
                                                                                                           =====         =====

                                                          SALES                                                TOTAL ASSETS
                                                  ---------------------                                  ----------------------
                                                   6 MTHS       6 mths
                                                  30.09.02     30.09.01                                  30.09.02      31.03.02
                                                  --------     --------                                  --------      --------
GEOGRAPHIC SEGMENTS
United States                                      309.4         226.3                                     455.3         456.0
Australia                                           61.5          48.8                                      83.5          80.6
New Zealand                                         26.3          18.7                                      27.6          24.7
Other Countries                                     10.6           9.8                                      50.3          52.1
                                                   -----         -----                                     -----         -----
Segments total                                     407.8         303.6                                     616.7         613.4
General Corporate                                     --           0.5                                     362.5          84.3
                                                   -----         -----                                     -----         -----
Worldwide total from continuing operations         407.8         304.1                                     979.2         697.7
                                                   =====         =====
Discontinued operations                                                                                       --         215.8
                                                                                                           -----         -----
Worldwide total                                                                                            979.2         913.5
                                                                                                           =====         =====

COMPILATION OF SEGMENTAL INFORMATION

James Hardie's operations are organised into the following four segments: (1) USA Fibre Cement, which manufactures and sells fibre cement flat sheet products in the United States; (2) Asia Pacific Fibre Cement, which manufactures and sells fibre cement products in Australia, New Zealand, the Philippines and Asian export markets; (3) Research and Development, which includes the research and development centre in Sydney, Australia; and (4) Other Fibre Cement, which includes the fibre reinforced cement pipes operations in the United States and the Chile fibre cement operations.

Research and development assets are included in the Asia Pacific Fibre Cement segment.

In the analysis of total assets all deferred taxes are included in General Corporate.

Prior year segmental information has been restated to reflect current industry segments.

                          JAMES HARDIE INDUSTRIES N.V.

COMMENTS BY DIRECTORS

BASIS OF ACCOUNTING PREPARATION

      BACKGROUND

      On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

      On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

      Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

      BASIS OF PRESENTATION

      The consolidated financial statements represent the financial position and results of operations of JHINV and its wholly owned subsidiaries, collectively referred to as either the "Company" or "James Hardie", unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries.

      In accordance with accounting principles generally accepted in the United States of America, the transfers to JHINV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

      The profit and loss account, assets, liabilities and statement of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1=A$ ):

                                                                   30 September             31 March
                                                                2002          2001            2002
                                                                ----          ----            ----
      Assets and liabilities                                   1.8359        2.0416          1.8808
      Profit and loss account                                  1.8196        1.9476            n/a
      Statement of cash flows - beginning cash                 1.8808        2.0408            n/a
      Statement of cash flows - ending cash                    1.8359        2.0416            n/a
      Statement of cash flows - current period movements       1.8196        1.9476            n/a

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with USGAAP. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.


            Refer to attached Results Announcement and Managements Discussion and Analysis.

                          JAMES HARDIE INDUSTRIES N.V.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

            On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer for approximately $50.0 million. The carrying value of the mine at 30 September 2002 is $0.7 million. In September 2002, the Company agreed to consent to the developer's assignment of its interest in the agreement to another third party developer. Concurrent with the transfer, the 28 June 2001 agreement was amended by all parties to, among other things, provide for liquidated damages in the amount of $7.5 million should the sale of the gypsum mine property not close on 14 March 2003. The liquidated damages consist of a non-refundable deposit in the amount of $4.5 million that was received by the Company on 2 October 2002 and $3.0 million that would be paid to the Company on 14 March 2003 should the sale not close.

            As a result of the completion of the sale of its Gypsum business on 25 April 2002, the Company is not technically in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements. The Company is currently in discussions with the note holders with respect to either the waiver or the renegotiation of such covenants.

            In July 2002, a capital return of the Euro equivalent of US 20 cents per share, rounded upwards to the nearest whole Euro cent, was approved by the Board of Directors and shareholders. The capital return is contingent upon the Company receiving the necessary Dutch regulatory approval. On 7 October 2002, the Company received Dutch regulatory approval.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

            There are no franking credits available. It is anticipated that future dividends will be unfranked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

            None material.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

            None material.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last annual report.

            None material.

ADDITIONAL DISCLOSURES FOR TRUSTS

            20.1 Number of units held by the management
                 company or responsible entity or their          Not applicable.
                 related parties.

            20.2 A statement of the fees and commissions
                 payable to the management company or            Not applicable.
                 responsible entity.

                 Identify:
                     - initial service charges
                     - management fees
                     - other fees





                                 ANNUAL MEETING

                 (Preliminary final report only)

                 The annual meeting will be held as follows:


                 Place                                           ---------------



                 Date                                            ---------------


                 Time                                            ---------------

                 Approximate date the annual report will be
                 available                                       ---------------

COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent issues Group Consensus Views or other standards acceptable to ASX

                                            ------------------------------------
         Identify other standards used                   USGAAP
                                            ------------------------------------

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3        This report does give a true and fair view of the matters disclosed.

4        This report is based on accounts to which one of the following applies.
         (Tick one)

              The accounts have been audited.                     X    The accounts have been subject to review
         ----                                                   -----

              The accounts are in the process                          The accounts have not yet been
              of being audited or subject to review                    audited or reviewed
         ----                                                   -----

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached. There were no qualifications.

6        The entity has a formally constituted audit committee.



              /s/ PETER SHAFRON
Sign here:   .........................................  Date:  14 November 2002
             (Company Secretary)


             PETER SHAFRON
Print name:  .........................................